Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

September 13, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise East Coast Opportunistic REIT, LLC Amendment No. 2 to Offering Statement on Form 1-A Filed July 30, 2024 Supplemental Response Filed September 5, 2024 File No. 024-12398

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Fundrise East Coast Opportunistic REIT, LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 10, 2024 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A filed with the Commission on July 30, 2024 (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.

The Company is filing an amendment to the Offering Statement (the “Amendment”) concurrently with the filing of this letter to include the responses noted below and other changes.

For your convenience, the Staff’s comments have been reproduced in bold italics herein with responses immediately following the comments. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement, as amended.

Amendment No. 2 to Offering Statement on Form 1-A

Q: What competitive advantage do you achieve through your relationship with your sponsor?, page 2

1.	We acknowledge your revised disclosures in response to prior comment 6. Please also balance your disclosures here in the second bullet where you state that your sponsor has earned a reputation as a leading real estate manager with disclosure that your sponsor remains a development stage company and that it has been incurring net losses.

In response to the Staff’s comment, the Amendment updates the Offering Statement to revise the second bullet with respect to the fact that the sponsor remains a development stage company and that is has been incurring net losses.

Questions and Answers about this Offering

What is the purchase price for your common shares?, page 4

2.	We note your response to prior comment 4 and your statement that for each of the NAV changes where the NAV was adjusted by more than 5% from quarter to quarter, you were not aware of any events that would have had a material impact on the NAV per share. Please revise your disclosures as appropriate, including risk disclosures, to explain that you may not be aware of any ordinary course or non-extraordinary events that would have an impact between NAV determination periods which would cause it to change by 5% or more from quarter to quarter. In addition, to provide context to investors regarding why such a change may occur and yet you may not be aware of any events that would have such an impact, please revise to explain the cause(s) of the change in NAV per share between June 2023 and September 2023. We also note that your Form 1-U filed on October 2, 2023 states that your NAV change was partially driven by rising interest rates. Please also revise to quantify the amount of your indebtedness which is floating rate.

In response to the Staff’s comment, the Amendment updates the Offering Statement to (i) explain that the Company may not be aware of all ordinary course or non-extraordinary events that would have an impact between NAV determination periods which would cause NAV to change by 5% or more from quarter to quarter, (ii) provide context to investors regarding why such a change may occur and yet the Company may not be aware of all events that would have such an impact, and explain the cause(s) of the change in NAV per share between June 2023 and September 2023, and (iii) quantify the amount of the Company’s indebtedness which is floating rate.

General

3.	We refer to your supplemental response, dated September 5, 2024, and acknowledge your statement that you will revise your offering circular to reference the issuer’s specific webpage, and will further revise the offering circular to make clear that the Fundrise Platform, which includes the main Fundrise website and your mobile applications, is not specific to you or this offering. We are considering your response, and note that we will further consider your response after the referenced revisions to the offering circular disclosure. In this regard, we note that your current disclosure contains many references to the main Fundrise Platform, including as the location to obtain various updated information, “browse and screen real estate investments,” and view details of an investment. You also currently state that the Fundrise Platform will be where you intend to primarily distribute your shares in this offering, the location of the subscription agreement, and the location to which investors should return their tax forms. In addition, we note that your current offering circular disclosure refers to an investor letter that includes aggregated returns, which you explain in your response relate to performance as reported under the Investment Advisers Act.

The Company respectfully advises the Staff that the Amendment contains the revisions consistent with the Company’s supplemental response, dated September 5, 2024, and now all of the references regarding where to find additional information about the Company direct to fundrise.com/eastcoast; however, the reference in the subscription agreement was left as the general website fundrise.com, as any prospective investor will need to create an account on fundrise.com in order to transact with the Company. In addition, the reference to the client letter has been deleted from the Amendment. The Company respectfully acknowledges the Staff’s note that it is continuing to consider the Company’s response.

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (617) 570-1039 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ David Roberts

David Roberts

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Secretary
Michelle A. Mirabal, Deputy General Counsel
Rise Companies Corp.

Chloe Pletner, Esq.
Goodwin Procter LLP